[redacted]

14048340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allston Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1208
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Devlin (312) 663-7220

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/21/14

OATH OR AFFIRMATION

I, Kevin Devlin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Allston Trading, LLC as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

20th day of February, 2014

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

Janet M. Herr
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
Allston Trading LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Allston Trading LLC, as of December 31, 2013, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Allston Trading LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 13, 2014

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	37,962,996
Receivables from broker/dealers		169,711,310
Securities owned, at market value		
U.S. Treasury bill		249,955
Equities		97,844,608
Options		4,984,055
Receivables from exchanges and electronic communication networks		1,908,989
Exchange memberships and stock in exchanges, at cost (market value $2,121,400)		730,633
Other assets		509,377
TOTAL ASSETS	$	313,901,923
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to affiliates	$	3,451,339
Payable to broker/dealer		867,612
Securities sold, not yet purchased, at market value		
Equities		236,796,335
Options		4,491,928
Accounts payable and accrued expenses		1,040,748
Total liabilities, exclusive of liabilities subordinated to claims of general creditors		246,647,962
Liabilities subordinated to claims of general creditors		10,000,000
Total Liabilities		256,647,962
MEMBER'S EQUITY		57,253,961
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	313,901,923

See accompanying notes.

ALLSTON TRADING LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

(1) NATURE OF BUSINESS

ALLSTON TRADING LLC (the Company) is a proprietary trading firm which develops and utilizes fully-automated algorithmic trading applications involving equities, equity derivatives, cash treasuries and spot currencies. The company is a registered broker/dealer with the Securities and Exchange Commission (SEC). The Company maintains various memberships on U.S. exchanges. The Company is a wholly-owned subsidiary of Allston Holdings LLC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Firm Trading/Futures and Securities Transactions
Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm Trading Revenue in the Statement of Income. Also included in Firm Trading Revenue are volume-based incentive fees earned from exchanges and electronic-communications networks.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Cash and cash equivalents
The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. The Company typically invests excess cash in a money market account at a financial institution which management believes has a strong credit rating.

(3) *INCOME TAXES*

As a single member limited liability company, the Company is not subject to federal income taxes. Instead, all income tax items flow directly to its Member.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes" provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2013.

(4) *SUBORDINATED BORROWINGS/BANK LOAN PAYABLE*

The Company has a line of credit, under a revolving debt subordination agreement, with a lending institution in the amount of $18,000,000 at a variable interest rate equal to 7% over the 30-day London Interbank Offered Rate (LIBOR); such effective rate at December 31, 2013 was 7.25%. This agreement permits the Company to draw on the line up to August 8, 2014, with any borrowings maturing no later than August 9, 2015. At December 31, 2013, the outstanding loan balance was $10,000,000. The entire balance was paid off subsequent to December 31, 2013.

(5) *COMMITMENTS*

The Company leases office space under an operating lease that expires on April 30, 2020. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. In addition, the Company has various equipment leases that expire through April 2016.

At December 31, 2013, the aggregate minimum annual rental commitments under the leases, exclusive of adjustments for operating expenses and taxes, are as follows:

	Amount
Year ending December 31,	
2014	$ 2,684,117
2015	2,714,796
2016	1,285,453
2017	644,112
2018	663,538
Thereafter	918,114
	$ 8,910,130

(6) DERIVATIVE INSTRUMENTS

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair values of options are reflected on the statement of financial condition. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2013.

ASSETS	
Futures contracts	
Indices	$ 3,131,390
Agricultural	1,198,647
Interest Rates	88,970
Currencies	88,831
Metals	82,000
Total fair value of open futures contracts	$ 4,589,838
LIABILITIES	
Futures contracts	
Indices	$ (2,993,554)
Agricultural	(968,476)
Interest rates	(476,086)
Metals	(136,320)
Currencies	(129,650)
Total fair value of open futures contracts	$ (4,704,086)
Net fair value of open futures contracts*	$ (114,248)

* This amount is a component of "Receivables from broker/dealers" on the Statement of Financial Condition.

(6) DERIVATIVE INSTRUMENTS (continued)

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

The Company utilizes several clearing brokers to clear its trades. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of its clearing brokers.

(6) DERIVATIVE INSTRUMENTS (continued)

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460-10, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". Such contracts may include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company.

The fair values of all written option contracts as of December 31, 2013 are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(7) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(7) FAIR VALUE MEASUREMENTS (continued)

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

The following table presents information about the Company's financial instruments as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
ASSETS				
U.S. Treasury bill	$ 249,955	$ -	$ -	$ 249,955
Equities	97,844,608	-	-	97,844,608
Equity and index options	4,984,055	-	-	4,984,055
	$ 103,078,618	$ -	$ -	$ 103,078,618
LIABILITIES				
Equities	$ 236,796,335	$ -	$ -	$ 236,796,335
Equity and index options	4,491,928	-	-	4,491,928
	$ 241,288,263	$ -	$ -	$ 241,288,263

No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(8) NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934. The Company computes its net capital requirement under the alternative net capital method and is required to maintain net capital equal to the greater of 2% of its aggregate deficit balances arising from customers transactions, as defined, or $250,000. At December 31, 2013, the Company had net capital of approximately $61,528,000, which was approximately $61,278,000 in excess of its required net capital.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(9) CONCENTRATION OF CREDIT RISK

The Company maintains its cash at a financial institution located in Chicago. At December 31, 2013, the Company's cash balance exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $37,700,000.

(10) RELATED PARTY TRANSACTIONS

The Company reimburses its parent, which functions as a common paymaster for the affiliated group, for salaries and employment benefits and certain other expenses paid on its behalf.

(11) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 13, 2014, which is the date the financial statement was available to be issued.

During the period from January 1, 2014 through February 13, 2014, its member made capital withdrawals totaling $4,221,059.